UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Michael G. Ryan

2099 Pennsylvania Avenue, NW 12th Floor

Washington DC 20006-1813

(202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mitchell P. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,005,648
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 28,005,648
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,005,648
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.7%
14.	Type of Reporting Person (See Instructions) IN

Introductory Statement

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share of Danaher Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). This Amendment amends and supplements the Statement originally filed on March 30, 2007 with the Securities and Exchange Commission by Mitchell P. Rales (the “Initial Schedule 13D”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Initial Schedule 13D or Amendment, as applicable.

This Amendment is filed to update the shareholdings of the Reporting Person. As a result of a combination of an increase in the number of outstanding shares of the Company’s common stock and the Reporting Person’s disposition of shares as gifts, the Reporting Person’s shareholdings were reduced by more than 1%. Accordingly, the purpose of this Amendment is to amend the information contained in Items 4, 5 and 6 of the Statement.

Item 4. Purpose of Transaction

All shares held by Mitchell P. Rales are held for investment purposes. Mitchell P. Rales may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, Mitchell P. Rales may, from time to time, retain or sell all or a portion of his holdings of the shares of common stock in the open market or in privately negotiated transactions. Any actions that Mitchell P. Rales might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares of the Company for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as set forth in this statement, Mitchell P. Rales does not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although he may in the future take actions which would have such consequences.

Item 5. Interest in Securities of the Issuer

As of the date hereof, Mitchell P. Rales is the beneficial owner of 28,005,648 shares of common stock representing approximately 8.7% of the approximately 321,234,857 shares outstanding, as disclosed in Danaher Corporation’s Form 10-Q for the quarter ended October 2, 2009, which ownership consists of (i) 22,000,000 shares owned by limited liability companies (MPRDHR LLC, MPRDHR II LLC and MPRDHR III LLC) in which Mitchell P. Rales is the sole member, (ii) 5,940,324 shares owned directly by Mitchell P. Rales and (iii) 65,324 shares attributable to Mitchell P. Rales’ 401(k) account (determined as of December 31, 2009, the latest date for which information is available). Mitchell P. Rales disclaims beneficial ownership of all shares that are owned directly or indirectly by his spouse and by Steven M. Rales, his brother.

Shares of common stock held by MPRDHR LLC, MPRDHR II LLC and MPRDHR III LLC, along with 2,000,000 shares held directly by Mitchell P. Rales, are pledged to secure lines of credit with certain financial institutions and each of these entities is in compliance with these lines of credit. Some of the shares held directly by Mitchell P. Rales are pledged as collateral to secure a loan of shares by Capital Yield Corporation (“CYC”), an entity owned by Messrs. Steven M. Rales and Mitchell P. Rales.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item incorporates by reference the information in Item 4 and Item 5 hereof. In addition, other than the loan by CYC described in Item 5 hereof, which contains standard default provisions and allows Mitchell P. Rales to retain sole investment and voting power with respect to the pledged shares, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
Date

/s/ Mitchell P. Rales
Signature

Mitchell P. Rales
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)